United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc. Form 10-K for Fiscal Year Ended June 30, 2009 Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009

Registration Statement File No. 0-29901

July 30, 2010

Ladies and Gentlemen,

This letter is in response to your supplemental comment letter dated June 14, 2010. Our responses to your letter are as follows below.  Changes from our original response are marked

Item 1- Business, page 2

Introduction, page 2

Comment 1 (previously comment 1)
The installation of the unit in the Moberly, Missouri plant was accomplished through the sale of our unit to SRS Engineering, Inc. pursuant to a standard purchase order.  We have received a $26,000 deposit from SRS Engineering, Inc. but have not yet received the balance payment due and accordingly, are unable to book the placement of the unit as revenue. We feel that filing the purchase order which reflects the full purchase amount of the Bioforce 9000 would be misleading, accordingly, we will not be filing this purchase order as an exhibit.

FOR INFORMATION ONLY: We feel that the contract is not a material contract and accordingly, should not be filed because (i) it does not meet the GAAP definition of a “sale” because there was not a reasonable expectation of collection due to failure of a third party to provide components of the plant and (ii) we do not believe that a buyer or seller of the Company’s securities would consider a purchase order and a deposit of $26,000 to be a “material fact” in making their decision to buy or sell our securities.

Comments 2, 3, 4, 5 & 6 (previously comments 2 and 3)

We have made the following changes to our 10K introduction in order to make the disclosure complicit with the requirements of Items 101(h)(4)(i), 101(h)(4)(iv), 101(h)(4)(vii), 101(h)(4)(x) and 101(h)(4)(xi) of Regulation SK.

Introduction

Hydrodynamic Technology, Inc., or the ("Company") was incorporated 29 January 2007 as a California corporation.  It is a wholly owned operating subsidiary of Cavitation Technologies, Inc., a Nevada corporation, and the parent company. The Company designs and engineers environmentally friendly NANO technology based systems. These systems have potential commercial applications in markets such as vegetable oil refining, renewable fuels, water recycling, water-oil emulsions, alcoholic beverage enhancement, extraction of algae, and crude oil yield enhancement.  Our investment in R&D since inception on January 27, 2009 through June 30, 2009 is $2,438,498.

R&D has led to products which include the Green D+Plus” System – a vegetable oil refining system, and the “Bioforce 9000 Skid System” which performs the transesterification process during the production of biodiesel. Both the Bioforce 9000 and the Green D+ Plus Systems use our unique patents pending, continuous flow-through, hydrodynamic NANO Technology in the form of, multi-stage cavitation reactors. Our technology process creates small particles in some cases smaller than one micron (nano particles) and bonds these particles at the molecular level. These reactors have no moving parts and are scalable to high volumes.  To date the Company has sold no products and has received no revenue from product sales.

Vegetable Oil Refining

Our Green D+ Plus System uses a patent pending NANO Cavitation Process that is designed to convert crude non-degummed vegetable oils into high quality de-gummed oils at lower costs and higher yields. Our Green D+ Plus System is designed to be used in the vegetable oil refining process to increase the efficiency in separating vegetable oils from impurities (gums).  During the refining process, there is a certain volume of oil that is lost and trapped in gums. Oil trapped in gums reduces the yield.  That is, the efficiency or yield of the refining process is measured by minimizing oil loss. Our Green D+ Plus System is designed to improve the efficiency of the process by reducing the amount of oil that is lost or remains trapped in gums.

A means for detecting the percentage of oil present in gums is the Acetone Insoluble (AI) test. The industry average AI reading is 70%.  The higher the AI reading, the lower the amount of oil trapped in gums, and therefore the higher the yield. As yield increases, profitability for the refiner increases.  Our system is designed to improve yield leading to increased profitability for refiners.

During July and September 2009, Cavitation Technologies, Inc. conducted a number of tests at our Chatsworth, California facility using a commercial scale, (not a small-scale or lab bench test unit) flow-through Green D + Plus System with a daily capability of 200 tons of oil.  The batch volumes ranged from 20 to 40 liters at a time.  Oil samples were sent to Mid Continent Laboratories (Memphis, Tennessee) an independent lab certified by the American Oil Chemists Society (AOCS).  The oil samples were analyzed by Mid Continent before and after treatment.  Mid Continent conducted the analysis in accordance with AOCS official method Ja 4-46 for measuring AI.  Results show better than industry average AI readings which indicate that our Green D+ Plus System is able to produce a yield higher than the industry average. The higher yield/less oil loss is due to a reduction in the consumption of degumming reagents.  So not only does yield improve but costs are reduced as well.

This system is scheduled for operational testing during 2010. Following successful testing, we expect to bring the Green D+Plus to market in the latter half of 2010.

The global target market for our Green D+ Plus System includes approximately 7,000 worldwide vegetable oil de-gumming processors. The global demand for processed vegetable oils has grown consistently over the past five years from 118 million metric tons in 2005/6 to about 133 million metric tons in 2008/09. We believe there will continue to be growing demand for technology that processes vegetable oils at lower costs and/or higher yields. To date the Company has sold no products and recognized no revenue.

FOR INFORMATION ONLY.  The following information will appear in our 10-K for the period ending 30 June 2010.

“We intend to license our technology/systems globally through a distribution network of strategic partners who are recognized leaders in their field and who design, build, install and recommend our systems. On January 15, 2010 the Company signed a worldwide license and distribution agreement with the Desmet Ballestra Group (DBG) for marketing the Company’s Green D+ Plus Systems. Working with DBG, we plan to conduct pilot tests at up to 5 commercial vegetable oil refineries during 2010. In June 2010 we completed a pilot test of our 200 ton/day Green D+Plus at a commercial vegetable oil refining plant in South Carolina. Results met expectations as operating costs were reduced as the use of acid (used in the competitive process) was eliminated with our process. We also signed a memorandum of understanding with another vegetable oil refining plant located in Minnesota for pilot testing of another 200 ton/day pilot system. Test results should be known by September 2010. Results from all pilot tests are expected to be known by October 1, 2010. If the cumulative results from our pilot tests are similar to those achieved in South Carolina, then we expect to be able to compete with well-known companies that supply older, less efficient technology and equipment. We expect to generate revenue within 12 months of satisfactorily completing these pilot tests.”

Biodiesel

Our fully automated Bioforce 9000 NANO Reactor Skid System performs the transesterification process during the production of biodiesel; that is, it fully converts all mono-, di-, and tri-glycerides contained in feedstock (such as animal fats and vegetable oils) into methyl esters (crude biodiesel).  We believe the Bioforce 9000 offers potential advantages including the ability to use multiple feedstock s with up to 3% (free fatty acids) simultaneously.

The first commercial installation of our Bioforce 9000 is included in a new biodiesel production plant that is expected to be fully operational before the end of  2009 in Moberly, Missouri. In conjunction with this installation, we received a $26,000 down-payment from a client who cited a number of advantages of the Bioforce 9000 including “consumes far less energy”. The total energy (electricity and steam) required to produce a gallon of industry standard biodiesel using competitive technology ranges from $0.02/gal. to $0.05/gal., depending on production capacity, feedstock, and other factors. Our Bioforce 9000 Skid System applies only to the transesterification portion of the biodiesel production process. Assuming that competitive transesterification processes account for between 20%-50% of the total energy required to produce industry standard biodiesel, the energy consumed by a competitive transesterification process would range from $0.004 to $0.01 to produce one gallon of biodiesel. Our testing suggests that our 24GPM Bioforce 9000 uses as little as $0.0008 for each gallon of biodiesel produced based on 14kWh.

Our system can reduce costs in other ways. Normally feedstocks with up to 3% FFA (free fatty acid) need to be pre-treated, or esterified with sulfuric acid in order to reduce the FFA level to about 0.1%.  This incurs extra expense.  With our system, this process may be eliminated. Another characteristic of our system is the minimal reaction time. Competitive processes require 2-stage reactions using chemicals over a period of 1-2 hours. Our process occurs almost instantaneously. In addition, our system weighs only about 1,500 lbs and has a footprint of 24 sq. ft. which helps reduce capital costs.

With regard to quality lab reports issued by independent third parties including the State of Missouri Agriculture Department confirmed that biodiesel produced using the Bioforce 9000 met or exceeded industry quality (ASTM 6751) standards. Our client who is involved in the installation of the Bioforce 9000 at the Moberly biodiesel production facility commented that our system produces “high yield of high quality biodiesel”.

The global demand for petroleum-based diesel is about 345 billion gallons/year. We have been impacted by the downturn in the worldwide economy and the slowdown in the demand for biodiesel. Uncertainty in the biodiesel industry has negatively affected our business. The biodiesel industry has also been negatively impacted by the failure of Congress to renew the $1/gallon excise tax credit. Factors which can spur the demand for biodiesel and our products include legislation which mandates increased use of biodiesel, a reduction in the cost of raw materials (feedstock) used in the production of biodiesel, and an increase in the price of competitive products such as petroleum-based diesel fuel. These adverse economic conditions may continue to negatively affect our revenues and profitability over the near term.  Nevertheless, we intend to lease and license our technology/systems through a global distribution network of strategic partners who are recognized leaders in their field and who design, build, install and recommend our systems.

To date the company has sold no product and has recorded no revenue other than $26,000 recorded as Deferred Income on our balance sheet. This amount represents a down payment for a Bioforce 9000 System sold.  A balance of $52,163 remains outstanding with payment date uncertain.

We have a variety of competitors, large and small. There are a number of competitors in the biodiesel industry, and there is at least one other company which professes to offer hydrodynamic cavitation technology. Other companies use rotor-stator and ultrasonic cavitation technologies. Competitors in the edible oil refining industry include well-known companies.

We differentiate ourselves by the designs, processes, and applications described in our patents pending applications. We compete by offering solutions that we believe can reduce operating expenses vis-à-vis current technology. Independent laboratory tests indicate that our degumming technology is able to produce a higher yield than competitive technologies due to less oil loss and a smaller consumption of the degumming reagents.

Due to the nature of our products, we have incurred no costs with respect to environmental compliance.

Our success will depend in part on our ability to obtain patents, maintain trade secrets, and operate without  infringing on the proprietary rights of others both in the United States and other countries.  We have seven patent applications pending in and have applied for three international patents which apply to our reactors, systems, and processes. US utility patents directed to various cavitation devices and/or processing methods as well as  three   PCT applications . We plan to continue to apply for new and improved patents on a regular basis.  Our patents pending apply to potential commercial applications in markets such as vegetable oil refining, renewable fuels production, waste water treatment, water-oil emulsions, crude oil yield enhancement, and alcoholic beverage enhancement.

There can be no assurances that patents issued to the Company will not be challenged, invalidated, or circumvented, or that the rights granted hereunder will provide proprietary protection or competitive advantage to the Company.

FOR INFORMATION ONLY.  The following information will appear in our 10-K for the period ending 30 June 2010. “During the period related to this filing, the Company had no approved patents.  On 19 May 2010, the USPTO allowed the patent for our “Cavitation Generator” (US Patent Application No. 12/395,110).

We are a public company with stock traded on the Over the Counter Bulletin Board with ticker symbol CVAT.  Our stock is also traded on the Berlin and Stuttgart Stock Exchanges with the symbol WTC.  Our single location is our headquarters in Chatsworth, CA. We have four employees and have engaged approximately 40 consultants and independent contractors over the past two years.

Comments 4 and 5 are also responded to with the attached lab report PDF’s

Comment 7 (previous comment 6)

Unregistered Sales of Equity Securities and Use of Proceeds, page 5

We have amended our disclosure to reflect that all the securities sold were sold in reliance on Section 4(2) of the Securities Act of 1933, as amended, and that the Hydro Dynamic shares sold on October 3, 2010 were sold to fewer than 5 accredited investors, each of whom had a pre-existing relationship with the Company.

With respect to the shares issued on March 17, 2009, those shares were sold to an existing accredited investor of the Company’s securities who had previously purchased shares of Series A-1 Preferred Stock of Hydrodynamic Technology.

With respect to the April 22, 2009 and June 2009, issuance, those shares and warrants were sold to service providers of the Company as well as to existing accredited investors who desired to make an additional investment in the Company.

The specific language is as follows:

“On October 3, 2008, the Company issued 210,000 units comprised of five shares of its Series A-1 Preferred Stock (total of 1,050,000 preferred shares) and one warrant to purchase one share of common stock at $0.75 per share for total proceeds of $525,000 which were placed in escrow. Upon the closing of escrow on October 3, 2008, $400,000 was used to purchase 50.5% of the outstanding shares of Bio (see Note 2 to the consolidated financial statements), and the remaining $125,000 was distributed to the Company. The shares of Company stock were sold in compliance with Section 4(2) of the Securities Act of 1933, as amended to less than 5 accredited investors who had a pre-existing relationship with the Company’s management.

On October 24, 2008, the Company entered into a share exchange agreement with Bio in which Bio acquired all of the outstanding shares of the Company’s stockholders. Bio Energy, Inc. issued 18,750,000 shares of its common stock to the stockholders of Hydrodynamic Technology, Inc. in exchange for all the outstanding shares of Hydrodynamic Technology, Inc. Under the terms of the share exchange agreement, Bio performed a 7.5-to-1 forward stock split of its outstanding shares of common stock.

On October 24, 2008, in connection with the reverse merger, all shares of Series A-1 Preferred Stock were converted to common shares of Bio. The accompanying financial statements have retroactively shown the recapitalization for all periods presented. As a result of the merger with Bio, the Company no longer has any Series A-1 Preferred Stock authorized or issued. In connection with the Bio transaction, 410,000 warrants to purchase 410,000 shares of Common Stock of Hydro converted into 279,800 warrants to purchase 279,800 shares of Common Stock of Bio.

On March 17, 2009, the Company filed Amended and Restated Articles of Incorporation, which authorized the Company to issue up to 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 5,000,000 shares are designated as Series A Preferred Stock and 5,000,000 shares are designated Series B Preferred Stock, with the rights, preferences and privileges of the Series B Preferred Stock to be designated by the Board of Directors.  Each share of Common Stock and Preferred Stock has a par value of $0.001.

On March 17, 2009 the Company issued 111,111 shares of Series A Convertible Preferred Stock at a purchase price of $0.90/share, which was equal to the closing price of the Company’s Common Stock on the business day immediately preceding the purchase by the Subscriber. The preferred stock was issued to a foreign accredited investor for a purchase price of $100,000.  Each share of Series A Preferred Stock is convertible at the owner’s option into 1.125 shares of common stock.  The preferred shares are convertible into shares of Common Stock of the Company at any time at the election of the holder but will automatically convert to Common Stock on March 17, 2012. The shares were issued to an existing investor of the Company’s securities who had previously purchased shares of the Series A-1 Preferred Stock of Hydro Dynamic Technology, Inc.

On April 22, 2009, the Company issued 166,666 shares of common stock at $0.60 per share and 66,666 warrants to purchase 66,666 shares of Common Stock at an exercise price of $1.50 per share for a total consideration of $100,000.  The shares and warrants were issued to service providers of the Company as well as to existing accredited shareholders who desired to make an additional investment in the Company.  The warrants vest immediately and have a contractual life of 3 years. The total value of the warrants issued amounted to $0.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life of 1.5 years, (3) risk free rate of 0.76%, and (4) expected dividends of zero.

In June 2009, the Company issued 366,666 shares of common stock at prices ranging from $0.50 to $0.60 per share along with warrants to purchase 396,666 shares of Common Stock at exercise prices ranging from $0.60 to $1.25 per share, for a total consideration of $200,000.  The shares and warrants were issued to service providers of the Company as well as to existing shareholders who desired to make an additional investment in the Company.  The warrants vest immediately and have a contractual life ranging from 3 to 5 years. The total value of the warrants issued amounted to $5,678.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life ranging from 3 to 5 years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.

In summary, for fiscal 2009 we issued 661,303 shares of common stock valued at $639,673 to service providers who provided advertising and marketing services.  We also received $300,000 in cash in exchange for 533,332 common shares. In fiscal 2009, we also issued 111,111 preferred shares for $100,000.  In 2008, we issued 3,456,550 shares of common stock valued at $1,823,400 to service providers who supported our research and development activities.  In fiscal 2008, we also issued 1,000,000 shares of  preferred stock for $500,000.  Further, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share.  The warrants vest immediately and have a contractual life ranging from 1.5 to 5 years. The total value of the warrants issued amounted to $303,123.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64% - 148%, (2) expected life ranging from 1.5 to 2.5 years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.”

Note - we have amended our response to your previous comment 7 from your April 2, 2010 comment letter to read as follows:

Item 8.  Financial Statements and Supplementary Data, Page 10.

Consolidated Statements of Changes in Stockholders’ Deficit, page 14

Comment 7 (previous comment 6)

We have provided all the information required by paragraph 11(d) of SFAS 7 for each issuance of stock, warrants, rights, or other equity securities, as applicable in the interim report filed with the SEC on May 17, 2010 on Form 10Q, and we will provide the same information in all of our prospective filings.

Note 2- Basis of Presentation and Going Concern, page 16

Basis of Presentation, page 16.

Comment 8 (previous comment 10)

There were no other shares cancelled in addition to the 1,262,500 pre-split shares, which are excluded from the total issued and outstanding shares as of June 30, 2009

Comment 9  (previous comment 5)

Note 8- Stockholders Equity, page 21

We have amended the disclosure on page 22 to clarify that the Registrant has no formal stock option plans and has assumed the stock options issued by its wholly owned subsidiary at the time of the share exchange. The specific language is as follows:

“While the Company has no formal stock option plan, it had assumed the outstanding options of its wholly owned subsidiary, Hydro-Dynamic Technology, Inc. Those options have been granted to employees, directors, consultants and independent contractors of the Company and its wholly owned subsidiary. The Company believes that such awards encourage employees to remain employed by the Company and also to attract persons of exceptional ability to become employees of the Company.  The Company has no ability at this time to grant any stock options pursuant to a stock option plan, as there is no plan in effect.  The Company may grant non plan stock options but has not done so at this time nor does it have any current plans to do so.”

Comment 10 (previous comment 18)

The Company is in the process of adopting a code of ethics and anticipates completing such adoption before filing our next 10-K for the period ending 30 June 2010. The Company has not previously adopted the code of ethics due to financial and personnel constraints which required the Company to focus on its business operations.

Item 11 Executive Compensation, page 30.

Comments 11, 12, 13 (previously comment 19)

Summary Compensation Table

									Non-Equity	All
					Stock		Option		Incentive Plan	Other
	Year	Salary		Bonus	Awards (1)		Awards (1)		Compensation	Compensation	Totals
Roman Gordon	2009	$172,856		$-	$-	(2)	$-	(3)	$-	$-	$172,856
Chief Executive	2008	$50,034		$-	$-		$-		$-	$-	$50,034
Officer	2007	-		$-	$-		$-		$-	$-

Igor Gorodnitsky (1)	2009	$224,542	(5)	$-	$-	(6)	$-		$-	$-	$224,542
President	2008	$28,000	(5)	$-	$-	(6)	$-		$-	$-	$28,000
	2007	-		$-	$-		$-		$-	$-

R.L. Harrtshorn
Chief Financial	2009	-		$-	$93,975		$39,780		$-	$-	$133,755
Officer	2008	-		$-	$-		$-		$-	$-	$-
	2007	-		$-	$-		$-		$-	$-

(1) Includes accrued salary of $224,542 and $28,000 as of June 30, 2009 and 2008, respectively.

The following table sets forth certain information regarding options granted to the named executive officers during the fiscal year ended June 30, 2009:

	Outstanding Equity Awards at June 30, 2009 Option/Warrant Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) (exercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised (unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option/ Warrant Exercise Price ($)	Option/ Warrant Expiration Date
R.L. Hartshorn, CFO	7/21/2008	23,885	-	-	$1.000	8/31/2016
R.L. Hartshorn, CFO	7/21/2008	68,244	-	-	$2.000	8/31/2016

There were no shares of stock that have not vested or any shares of stock, units or other rights awarded under any equity incentive plan that have not vested as of June 30, 2009.

Directors’ Compenstion

Name and Principal Position	Year	Fee earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension value and Nonqualified Compensation Earnings ($)	All other Compensation ($)	Total ($)

(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)

Roman Gordon Chief Executive Officer	2007 2008 2009	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Igor Gordonitsky President	2007 2008 2009	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
R.L Hartshorn Chief Financial Officer	2007 2008 2009	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Retirement or Change of Control Arrangements

We do not offer retirement benefit plans to our executive officers, nor have we entered into any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of the company or a change in the named executive officer's responsibilities following a change in control.

Compensation of Directors

We do not have any standard arrangement for compensation of our directors for any services provided as director; including services for committee participation or for special assignments

Exhibits

Comment 14 (previously Comment 22)

We have amended our 10-K filing to include the following items:

3.1 Amendment to Certificate of Incorporation (Incorporated by reference to the Company’s current report on Form 8-K, as filed with the Securities and Exchange Commission on October 14, 2008)

3.1  Bylaws (Incorporated by reference to the Company’s SB-2 as filed with the Securities and Exchange Commission on October 19, 2006.

10.1 Share Exchange Agreement dated October 22, 2008 by and among Cavitation Technologies, Inc. and the shareholders of HydroDynamic Technology, Inc. (incorporated by reference to the Company’s current report on Form 8-K, as filed with the Securities and Exchange Commission on October 24, 2008).

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2 Management’s discussion and analysis of financial condition and results of operations, page 6.

Part II

Item 2- Unregistered Sales of Equity Securities

Comment 15 (previously Comment 26)

We will amend the 10-Q filing to indicate the shares were sold in reliance on Section 4(2) and were issued to both existing accredited investors as well as accredited individuals who had previously existing relationships with Company management.

Form 10-Q for the Period Ended March 31, 2010

Comment 26

All shares were issued in reliance on Section 4(2) of the Securities Act of 1933.  The shares were sold to a limited number of accredited investors who had a pre-existing relationship with the Company and/or were previous investors in the Company

CAVITATION TECHNOLOGIES, INC.

By: s/Roman Gordon/
Chief Executive Officer

Acetone Insoluble Lab Reports

A means for detecting the percentage of oil present in gums is the Acetone Insoluble (AI) test. Because oil is soluble in acetone, this is the only test that shows the percentage of oil present in gums. The industry average AI reading is 70%. The higher the AI reading, the lower the amount of oil trapped in gums, and therefore the higher the yield. As yield increases, profitability for refiners increases. Our system is designed to improve yield leading to increased profitability for refiners.

During July and September 2009, Cavitation Technologies, Inc. conducted a number of tests at our Chatsworth, California facility using a commercial scale (not a small-scale or lab bench test unit) *Green D + Plus System* with a daily capability of 200 tons of oil. The batch volumes ranged from 20 to 40 liters at a time. Oil samples were sent to Mid Continent Laboratories, an independent lab certified by the American Oil Chemists Society (AOCS) and located in Memphis, Tennessee. The oil samples were analyzed by Mid Continent before and after treatment. Mid Continent conducted the analysis in accordance with AOCS official method Ja 4-46 for measuring AI. The results are enclosed in the form of lab reports which show better than industry average AI readings ranging from 72.2% to 88.67%.

Conclusion: based on these lab reports, we believe our *Green D+ Plus System* has demonstrated the ability to produce a yield higher than the industry average. The higher yield is due to less oil loss and a significant reduction in the consumption of degumming reagents.

Memphis, Tennessee
July 17, 2009

Cavitation Technologies
10019 Canoga Ave.
Chatsworth CA 91311

Sample of Soy Bean Gums Received 7/13/2009

Marked 186-1

ATTN: Shannon Stokes

(AOCS Ja 4-46* Acetone Insolubles % 88.67

(AOCS Ja 2-46) Moisture Distillation % 46.33

Moisture & Volatile Matter 3 hr @ 105°C % 45.34

Neutral Oil % 20.64

AOCS Ca 9f

*Sample dried to M & V prior to determination

Laboratory No. URE-413

Official Methods Used In This Analysis

Memphis, Tennessee
September 3, 2009

Cavitation Technologies
10019 Canoga Ave.
Chatsworth CA 91311

Sample of Gums Received 9/3/09

Marked 222-A

ATTN: Shannon Stokes

Moisture & Volatile Matter %	63.77
Acetone Insoluble %	26.59
Extracted Oil %	35.52
Acetone Insoluble (Dry Basis) %	72.20

Laboratory No. URR-175

Official Methods Used In This Analysis

Memphis, Tennessee
September 4, 2009

Cavitation Technologies
10019 Canoga Ave.
Chatsworth CA 91311

Sample of Gums Received 9/2/09

Marked 221 A

ATTN: Shannon Stokes

Moisture & Volatiles Matter %	47.55
Acetone Insoluble %	38.85
Acetone Insoluble % (Dry Basis)	74.07
Extracted Oil %	53.21

Laboratory No. URR-128

Official Methods Used In This Analysis

Memphis, Tennessee
July 14, 2009

Cavitation Technologies
10019 Canoga Ave.
Chatsworth CA 91311

Sample of Soy Bean Gums Received 7/13/2009

Marked 187 #3

ATTN: Shannon Stokes

(AOCS Ja 4-46* Acetone Insolubles % 81.48

(AOCS Ja 2-46) Moisture Distillation % 43.80

Neutral Oil % 31.93

AOCS Ca 9f

Moisture & Volatile Matter 3 hr @ 150°C % 35.27

*Sample dried to M & V prior to determination

Laboratory No. URE-417

Official Methods Used In This Analysis

44.98%

Memphis, Tennessee
July 17, 2009

Cavitation Technologies
10019 Canoga Ave.
Chatsworth CA 91311

Sample of Soy Bean Gums Received 7/13/2009

Marked 187 #2

ATTN: Shannon Stokes

(AOCS Ja 4-46* Acetone Insolubles % 74.6

(AOCS Ja 2-46) Moisture Distillation % 41.50

Moisture & Volatile Matter 3 hr @ 105ºC % 37.23

Neutral Oil % 42.03

AOCS Ca 9 f

*Sample dried to M & V prior to determination

Laboratory No. URE-416

Official Methods Used In This Analysis

Lab Reports for *Bioforce 9000*

The lab reports cited herein demonstrate that Cavitation Technologies' *Bioforce 9000 Reactor Skid System* contributes to the production of industry quality biodiesel.

The *Bioforce 9000* performs the transesterification process during the production of biodiesel. It converts a feedstock, catalyst, and alcohol into crude biodiesel; that is, it converts all mono-, di-, and tri-glycerides into methyl esters (crude biodiesel). The remaining steps of biodiesel production convert crude biodiesel into industry standard biodiesel by separating glycerin from biodiesel, removing the methanol, and eliminating impurities. The end product is industry standard, or ASTM (American Society of Testing and Materials) quality biodiesel.

The two lab reports cited below were produced by independent labs on samples of biodiesel that were produced at a biodiesel production facility located in Moberly, Missouri using the *Bioforce 9000*. One report was prepared by Magellan Midstream Partners, L.P. and notes that "Tests performed meet ASTM 6751 specifications". The other report prepared by the State of Missouri Agricultural Department states the samples "were found to meet Missouri's requirements on the following test". These reports also reveal results that far exceed industry standards. For example, total glycerin must be less than 0.24 mass %. Biodiesel produced using the *Bioforce 9000* was 0.102 as revealed on the Magellan report.

Conclusion: the enclosed independent lab reports certify that biodiesel produced using the *Bioforce 9000* not only met but exceeded industry standard quality.

DEPARTMENT *of* AGRICULTURE
STATE OF MISSOURI
JEFFERSON CITY
Serving, promoting and protecting the agricultural producers, processors and consumers of Missouri's food, fuel and fiber products.

JEREMIAH W. (JAY) NIXON
GOVERNOR

DR. JON HAGLER
DIRECTOR

February 19, 2009

David Zielke
Producers Choice Soy Ener
607 Fowler Road
Moberly, MO 65270

OFFICIAL TEST REPORT

The sample(s) listed below were submitted to our laboratory for testing and were found to meet Missouri's requirements on the following test.

SAMPLE NUMBER	DATE SAMPLED	SAMPLE ID PROD(OCT)	DISTILLATION TEMPERATURE (Degrees Fahrenheit) IBP	10%	50%	90%	EP.	RES	VAPOR PRESS (psi)	FLASH PT. (°F)	SPEC GRAV (°F)	CETNE INDEX D4737	CLOUD POINT (°F)	KIN. VISC D445	ALCOHOL (%)	WATER & SED (%)	SULFR (%)	LEAD g/gal	SAYBT COLOR D156	OCTANE (R+M)/2
780	02/13/09	B100								351	.8855		35.1			0	.0004			

Gasoline is reported as percent evaporated at 760 mmHg, all other products are reported as percent recovered at 760 mmHg.

A complete analysis may not have been performed on each sample. Columns containing no value means that particular test was not performed on that particular sample, therefore the sample may or may not meet state requirements.

<u>Glycerin:</u> free glycerin = 0.000%, total glycerin = 0.091%

Kevin Upschulte, Program Manager
Fuel Quality Program
573-751-2922

Division of Weights and Measures - Petroleum Laboratory
1620 Missouri Boulevard • P.O. Box 630 • Jefferson City, MO 65102-0630
Phone (573) 751-2922 • Fax (573) 751-8307
www.mda.mo.gov

MAGELLAN
MIDSTREAM PARTNERS, L.P.

Laboratory Analysis Report

Date Printed: 2/20/2009

Report To: Chris Hill
Process Concepts, Inc.
PO Box 692
Pevely MO 63070

Submitted By: Chris Hill
Process Concepts, Inc.
PO Box 692
Pevely MO 63070

cc:

Sample ID: KS09020834 **Type of Sample:** Biodiesel

Sample Date: 02/13/2009 **Sample Point:**

Sample Description: Biodiesel produced from Producers Choice Soy Energy in Moberly MO

Sample Notes:
Producer's Choice Soy Energy LLC
607 Fowler Rd.
Moberly, MO 63070
Attn: Dave Zielke, GM

Department of Agriculture
State of Missouri
1616 Missouri Blvd.
PO Box 630
Jefferson city, MO 65102-0630
Attne: Robin Perso / Ron Hayes

Method **Results**

D 6584-08 - Free and Total Glycerin in B-100

0.000 mass % Free Glycerin
0.290 mass % Monoglyceride
0.100 mass % Diglyceride
0.114 mass % Triglyceride
0.102 mass % Tot. Glycerin

D 93-08 - Flash-Point by Pensky-Martens Closed Cup Tester

171 °C

D 2709-06 - Water and Sediment

.01 vol. %

D 445-06 - Kinematic Viscosity

4.081 cSt @ 40°C

D 874-07 - Sulfated Ash

0.000 mass %

D 130-04 - Copper Corrosion

1a

D 613-08 - Cetane Number

47.6

D 524-04 - Carbon Residue, Ramsbottom

0.048 % Carbon Residue

D 664-07 - Acid Number of Petroleum Products by Potentiometric Titration

0.47 mg KOH/gram

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1090-A Sunshine Road, Kansas City, KS 66115 KS09020834

Method	Results
D 4951-06 - Phosphorous by ICP	
	<0.0001 mass %
D 1160-06 - Distillation at Reduced Press.	
Reported in Atmospheric Equivalent Temperatures (AET)	
	10 mm Hg
	305 °C IBP AET
	346 °C 5% Rec. AET
	348 °C 10% Rec. AET
	348 °C 20% Rec. AET
	349 °C 30% Rec. AET
	349 °C 40% Rec. AET
	350 °C 50% Rec. AET
	351 °C 60% Rec. AET
	352 °C 70% Rec. AET
	354 °C 80% Rec. AET
	355 °C 90% Rec. AET
	355 °C 95% Rec. AET
	399 °C FBP AET
	99.0 Vol. %
	1.0 Vol. %
D 5453-08b - Total Sulfur by Ultraviolet Fluorescence	
	0.00019 mass % Sulfur
EN14112-03 - Rancimat @ 110°C	
Oxidation Stability	
	5.78 Hrs.
EN14538-07 - Elements by ICP	
Calcium, Potassium, Magnesium, and Sodium	
	<1 Ca ppm (µg/g)
	<1 K ppm (µg/g)
	<1 Mg ppm (µg/g)
	<1 Na ppm (µg/g)
	<2 Ca + Mg ppm (µg/g)
	<2 Na + K ppm (µg/g)
D 5773 - Cloud Point	
	34 °F
D 6751-08 A1 - Determination of Fuel Filter Blocking Potential	
By Cold Soak Laboratory Filtration	
	16 hr
	23.0 in Hg
	91 sec
	mL

2/20/2009 Tests performed meet ASTM D 6751 specifications.

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1090-A Sunshine Road, Kansas City, KS 66115 KS09020834